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                             August 29, 2022

       Aaron Ravenscroft
       President and Chief Executive Officer
       MANITOWOC CO INC
       11270 West Park Place
       Suite 1000
       Milwaukee, Wisconsin 53224

                                                        Re: MANITOWOC CO INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2022
                                                            Filed August 5,
2022
                                                            File No. 001-11978

       Dear Mr. Ravenscroft:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Operating Results ,
       page 24

   1. You disclose in your investor presentation on August 5, 2022 that inflation is shifting from commodities to
labor, energy and components. Please discuss and analyze
                                                        the impact of this
shift in inflation as well as any price increases on your operating results. Also discuss
and analyze your financial condition and changes in your financial condition, and to the
extent applicable, the impact of inflation. Refer to Item 303(b) of
                                                        Regulation S-K.
 Aaron Ravenscroft
MANITOWOC CO INC
August 29, 2022
Page 2
Critical Accounting Policies and Estimates
Goodwill, Other Intangible Assets and Other Long-Lived Assets, page 36

2.       The book value of your shareholders    equity exceeded your market
capitalization at June
         30, 2022 and December 31, 2021 and your market capitalization declined further for the six month period ended June 30, 2022. You changed the method to perform your goodwill impairment assessment for the year ended December 31, 2021 and you now use the income approach and market approach, weighted 70/30 to determine the fair value of each reporting unit. Please provide the following information:

                Tell us how you considered the qualitative factors outlined in ASC 350-20-35-3C;
                Tell us the assumed revenue growth rates and the terminal growth assumption;
                Tell us whether you would have recognized goodwill impairment of any of your reporting units if you had continued to utilize the same income approach you used to determine fair value in prior periods;
                Tell us how you determined the 70/30 weighting applied to the income and market approaches to determine the fair value of your reporting units and whether you would have recognized goodwill impairment if you had used a different weighting;
                Tell us whether or not you performed an interim goodwill impairment test during the six months ended June 30, 2022; and,
                Consider disclosing the percentages by which the estimated fair values of each of your reporting units exceeded their carrying values at the date of your impairment testing.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Sondra Snyder, Senior Staff Accountant at (202) 551-3332 or Gus
Rodriguez, Accounting Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameAaron Ravenscroft                          Sincerely,
Comapany NameMANITOWOC CO INC
                                                             Division of
Corporation Finance
August 29, 2022 Page 2                                       Office of Energy &
Transportation
FirstName LastName